SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 2, 2021

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia Corporation financial calendar for 2022

STOCK EXCHANGE RELEASE	1 (2)
2 December 2021

Nokia Corporation

Stock Exchange Release
2 December 2021 at 08:00 EET

Nokia Corporation financial calendar for 2022

Espoo, Finland - In this stock exchange release Nokia provides its financial calendar for 2022, which includes the planned publication dates of its financial reports.

Planned publication dates for Nokia's financial reports in 2022:

•	report for Q4 2021 and full year 2021: 3 February 2022

•	report for Q1 2022: 28 April 2022

•	report for Q2 2022 and half-year 2022: 21 July 2022

•	report for Q3 2022 and January-September 2022: 20 October 2022.

Publication of "Nokia in 2021"

Nokia plans to publish its "Nokia in 2021" annual report, which includes the review by the Board of Directors and the audited annual accounts, during week 9 of 2022.

Nokia's Annual General Meeting

Nokia's Annual General Meeting 2022 is planned to be held on 5 April 2022.

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

STOCK EXCHANGE RELEASE	2 (2)
2 December 2021

Katja Antila, Head of Media Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2021		Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate